UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934
Amendment No. 1

ProUroCare Medical Inc.

(Name of Issuer)

Common Stock, par value $0.00001 per share

(Title of Class of Securities)

74373C 10 7

(CUSIP Number)

Bruce Culver

1856 Dawn Meadow Street

Westlake Village, CA 91362

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 31, 2008

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

CUSIP No. 74373C 10 7

(1)	Names of Reporting Persons: I.R.S. Identification Nos. of above person (entities only): Bruce Culver NOT APPLICABLE

(2)	Check the Appropriate Box if a Member of a Group:
(a) ☐
(b) ☐

(3)	SEC Use Only:

(4)	Citizenship: United States

Number of Shares Beneficially Owned by Each Reporting Person With:	(5) Sole Voting Power: 142,351

(6) Shared Voting Power: 0

(7) Sole Dispositive Power: 142,351

(8) Shared Dispositive Power: 0

(9)	Aggregate Amount Beneficially Owned by Each Reporting Person: 142,351

(10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: NA

(11)	Percent of Class Represented by Amount in Row (9): 7.7%

(14)	Type of Reporting Person: IN

Item 1(a).	Name of Issuer: ProUroCare Medical Inc.
Item 1(b).	Address of Issuer’s Principal Executive Offices: The address of the principal executive offices of the Issuer is 5500 Wayzata Blvd., Suite 310, Wayzata, MN 55416.

Item 2(a).	Name of Person Filing: Bruce Culver
Item 2(b).	Address of Principal Business Office or, if none, Residence: Reporting person’s principal address is 1856 Dawn Meadow Street, Westlake Village, CA 91362.
Item 2(c).	Citizenship: United States
Item 2(d).	Title of Class of Securities: Common Stock, par value $0.00001 per share
Item 2(e).	CUSIP Number: 74373C 10 7

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:
Not Applicable

Item 4.	Ownership
(a) Amount beneficially owned: 142,351
(b) Percent of class: 7.7%.
(c) Number of shares to which the person has:
(i) Sole Voting Power: 142,351
(ii) Shared Voting Power: 0
(iii) Sole Dispositive Power: 142,351
(iv) Shared Dispositive Power: 0

Item 5.	Ownership of Five Percent or Less of a Class.

As of the date of this report, as a result of the Company’s issuance of additional shares of common stock in a public offering, the reporting person has ceased to be a beneficial owner of more than 5 percent of the class of securities.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following  ☒

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
NOT APPLICABLE

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.
NOT APPLICABLE

Item 8.	Identification and Classification of Members of the Group.
NOT APPLICABLE

Item 9.	Notice of Dissolution of Group.
NOT APPLICABLE

Item 10.	Certification.
NOT APPLICABLE

SIGNATURE

After reasonable inquiry and to the best of his and its knowledge and belief, each of the following certifies that the information set forth in this statement is true, complete and correct.

Date: February 11, 2009

Bruce Culver

Signature:	/s/ Bruce Culver